 As filed with the Securities and Exchange Commission on July 31, 1995
                                                 Registration No. 33-_______


                   SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549
                             ____________________

                                   FORM S-3
                            REGISTRATION STATEMENT
                                     Under
                          THE SECURITIES ACT OF 1933
                             ____________________

                             ELSINORE CORPORATION
            (Exact name of registrant as specified in its charter)

         Nevada                                   7999                      88-0117544
- --------------------------------      ----------------------------      -------------------
  (State or other jurisdiction        (Primary Standard Industrial       (I.R.S. Employer
of incorporation or organization)      Classification Code Number)      Identification No.)

                              202 Fremont Street
                            Las Vegas, Nevada 89101
                                (702) 385-4011
                                --------------
         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                             ERNEST E. EAST, ESQ.
                      Vice President and General Counsel
                             Elsinore Corporation
                              202 Fremont Street
                            Las Vegas, Nevada 89101
                                (702) 385-4011
                                --------------
         (Name and address, including zip code, and telephone number, including area code, of agent for service of process)

                                  Copies to:

     GREGG F. VIGNOS                               L. WILLIAM CARACCIO
  Pillsbury Madison & Sutro                     Pillsbury Madison & Sutro
   235 Montgomery Street                           600 Anton Boulevard
San Francisco, California 94104                 Costa Mesa, CA 92626-7157

        Approximate date of commencement of proposed sale to the public:
   As soon as practicable after the Registration Statement becomes effective.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: [_]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: [X]

                        CALCULATION OF REGISTRATION FEE

======================================================================================================
                                                 Proposed
 Class of Securities          Amount         Maximum Offering    Maximum Aggregate       Amount of
   To Be Registered      To Be Registered   Price Per Share(1)   Offering Price(1)    Registration Fee
- ----------------------   ----------------   ------------------   ------------------   ----------------
Common Stock,
$.001 par value               126,050               $.875          $110,293.75             $100.00
======================================================================================================

(1) Included solely for the purpose of computing the registration fee. Based on the average of the high and low prices of the Company's Common Stock on the American Stock Exchange on July 25, 1995.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
The information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

PROSPECTUS             Subject to Completion dated July 28, 1995
- ----------


                                126,050 SHARES

                                   ELSINORE
                                  CORPORATION

                                 COMMON STOCK
                                   _________

     This Prospectus relates to the public offering of 126,050 shares (the "Shares") of common stock, $0.01 par value per share (the "Common Stock"), of Elsinore Corporation, a Nevada corporation (the "Company"), which may be offered from time to time by five stockholders of the Company (the "Selling Stockholders") who received such shares pursuant to a Note and Stock Purchase Agreement dated October 11, 1994, as amended (the "Purchase Agreement"). The Shares were issued pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"), provided by
Section 4(2) thereof. The Company will not receive any of the proceeds from the sale of the Shares and it will bear the costs relating to the registration of the Shares estimated to be approximately $__________. The Shares are being registered by the Company pursuant to the provisions of a Common Stock Registration Rights Agreement dated October 14, 1994 (the "Rights Agreement"). Pursuant to such registration rights provisions, the Company has agreed to indemnify the Selling Stockholders against certain liabilities, including liabilities under the Securities Act.

     The Shares may be offered by the Selling Stockholders from time to time in American Stock Exchange transactions, in negotiated transactions, or a combination of such methods of sale, at fixed prices which may be changed, at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices. The Selling Stockholders may effect such transactions by selling the Shares to or through broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Stockholders and/or the purchasers of the Shares for whom such broker-dealers may act as agents or to whom they sell as principals, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions). To the extent required, the specific number of Shares to be sold, the terms of the offering including the name or names of any such agent or dealer, the purchase price paid by any such agent or dealer for the Shares and any applicable commission or discount with respect to any particular offer will be set forth in an accompanying Prospectus Supplement. The Selling Stockholders and any broker-dealers or agents that participate with the Selling Stockholders in the distribution of the Shares may be determined to be "underwriters" within the meaning of Section 2(11) of the Securities Act, and any commissions received by them and any profit on the resale of the Shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. See "Plan of Distribution."

     The Common Stock of the Company is listed on the American Stock Exchange under the symbol "ELS." The last reported sale price of the Common Stock on the American Stock Exchange on July 25, 1995 was $.875 per share.

     An investment in the Shares offered hereby involves certain risks. See "Risk Factors."
                                   _________

         THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
          SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
       COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY
       STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY
         OF THIS PROSPECTUS.  ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

          NEITHER THE NEVADA GAMING COMMISSION NOR THE NEVADA STATE
         GAMING CONTROL BOARD HAS PASSED UPON THE ACCURACY OR ADEQUACY
        OF THIS PROSPECTUS OR THE INVESTMENT MERITS OF THE SECURITIES
       OFFERED HEREBY.  ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

               The date of this Prospectus is __________, 1995.

                             AVAILABLE INFORMATION

     The Company has filed a Registration Statement (of which this Prospectus is a part) with respect to the Shares under the Securities Act of 1933, as amended, with the Securities and Exchange Commission (the "Commission").
This Prospectus does not contain all of the information in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For information about the Shares and the Company, reference is made to the Registration Statement, including the financial statement schedules and exhibits incorporated by reference therein and filed as part thereof. Information omitted from this Prospectus but contained in the Registration Statement may be obtained from the Commission in the manner described below.

     Statements made in this Prospectus as to the contents of any contract, instrument or other document referred to are not necessarily complete, and reference is made to the copy of such contract, instrument or other document filed as an exhibit to the Registration Statement, each such statement being qualified in its entirety by such reference.

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at the Commission's regional offices located at 7 World Trade Center, Suite 1300, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60621, and at the offices of the American Stock Exchange, 86 Trinity Place, New York, New York 10006, and the Pacific Stock Exchange, 301 Pine Street, San Francisco, California 94104, on which exchanges the Company's Common Stock is listed. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

     The Company furnishes to holders of its Common Stock annual reports containing audited financial statements.

                          INCORPORATION BY REFERENCE

    The following documents filed with the Commission by the Company are incorporated by reference in this Prospectus as of their respective dates:

    (a) Annual Report of the Company on Form 10-K (File No. 1-7831) for the fiscal year ended December 1, 1994.

    (b) Quarterly Report of the Company on Form 10-Q (File No. 1-7831) for the fiscal quarter ended March 31, 1995.

    (c) Current Report of the Company on Form 8-K (File No. 1-7831) dated July 10, 1995.

    (d) The description of the Company's Common Stock contained in the Registration Statement on Form S-2 filed on October 24, 1994, Registration No. 33-85490, including any amendments and reports filed for the purpose of updating such description.

     All documents subsequently filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act and prior to the termination of the offering of the Shares covered by this Registration Statement shall be deemed to be incorporated by reference in this Registration Statement and to be part hereof from the date of filing of such documents.

     Any statement contained herein, or in a document incorporated by reference herein, shall be deemed to be modified or superseded for purposes of this Prospectus and the Registration Statement of which it is a part to the extent that a statement contained herein or in any other subsequently filed document which also is incorporated herein modifies or replaces such statement. Any statement so modified or superseded shall not be deemed, in its unmodified form, to constitute a part of this Prospectus or such Registration Statement.

     Any person to whom a copy of this Prospectus is delivered may obtain without charge, upon written or oral request, a copy of any of the documents or information incorporated by reference herein, except for certain exhibits to such documents. Requests should be directed to Ernest E. East, Esq., Vice President--Legal Counsel and Secretary, Elsinore Corporation, 202 Fremont Street, Las Vegas, Nevada 89101 (Telephone: (702) 385-4011).

     No person is authorized to give any information and representations which are contained or incorporated by reference in this Prospectus, and any information or representation which is not contained or incorporated by reference in this Prospectus must not be relied on as having been authorized by them. The information herein is set forth as of the date on the cover page; it is anticipated that changes will occur in the affairs of the Company subsequent to that date. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, the Shares in any jurisdiction where, or to any person to whom, it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create an implication that there has not been any change in the facts set forth in this Prospectus or in the affairs of the Company since the date hereof.

                                  THE COMPANY

     The Company owns, operates and develops casinos and casino/hotels in the U.S. gaming industry. The Company owns and operates its principal property, the Four Queens Hotel and Casino ("Four Queens"), in downtown Las Vegas, Nevada. The Four Queens opened in 1966 and has been one of the leaders in the downtown market throughout the 1980s and early 1990s. Elsinore has assisted in the development of and currently manages the 7 Cedars Casino ("7 Cedars"), located on Native American land on the Olympic Peninsula in Washington State, which opened on February 3, 1995. In addition, the Company funded the development of and entered into an agreement to manage the Spotlight 29 Casino ("Spotlight 29"), located on Native American land near Palm Springs, California, which opened on January 14, 1995. The Company currently is in dispute with the tribal owner of the Spotlight 29 Casino regarding the management agreement and related matters. The Company also is a participant in a venture formed to develop and own, subject to obtaining the necessary financing, up to four casino/hotels, which, if developed, the Company will manage as part of the Mojave Valley Resort located on the Colorado River six miles south of Laughlin, Nevada.

     The Company was incorporated in Nevada in 1972. The Company's executive offices are located at 202 Fremont Street, Las Vegas, Nevada 89101. Its telephone number is (702) 385-4011.

                              RISK FACTORS

     EACH PROSPECTIVE INVESTOR SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS, AS WELL AS OTHER INFORMATION SET FORTH OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS, IN EVALUATING THE COMPANY AND THE SHARES.

AUDITORS' GOING CONCERN OPINION

     On March 29, 1995, in its auditors' report accompanying the Company's 1994 audited financial statements, the Company's independent certified public accountants stated that the cumulative effect of various factors more fully discussed in the Company's Annual Report on Form 10-K for the year ended December 31, 1995 and in the Notes to its consolidated financial statements for the same period, raised substantial doubt about Elsinore's ability to continue as a going concern. Among the factors identified in the report were the Company's recurring losses from operations, its net capital and working capital deficiencies, its need to obtain waivers from noteholders for debt covenant noncompliance in order to avoid defaults under the terms of the 12-1/2% First Mortgage Notes due 2000 ("First Mortgage Notes") and the 20% Mortgage Notes due 2000 ("Mortgage Notes"), its need to negotiate the termination of the Spotlight 29 Casino management contract and the repayment of advances made to the 29 Palms Band of Mission Indians, and its need to obtain additional financing to meet upcoming debt service and working capital requirements. For a more detailed analysis of these factors, see each additional "Risk Factor" set forth below.

RECENT AND EXPECTED LOSSES FROM EXISTING OPERATIONS

     FOUR QUEENS. Elsinore's historical financial information primarily reflects the operations of the Four Queens Hotel and Casino in Las Vegas, Nevada. Although the Company historically has generated positive cash flow from operations, the Company has experienced net losses in four of the last five years. In 1994, the results of operations of the Four Queens were adversely affected by, among other things, increased competition due to the opening of three large casino/hotels on the Las Vegas Strip and, to a lesser extent, the refurbishment program at the Four Queens. At December 31, 1994, the Company's working capital deficit had increased to $10.5 million, from $5.3 million at December 31, 1993. Cash and cash equivalents, including restricted amounts, decreased $23.7 million to $7.1 million during the twelve months ended December 31, 1994 (restricted cash and cash equivalents were approximately $3.69 million as of December 31, 1994, as compared to $25.72 million as of December 31, 1993). Elsinore experienced a net loss of $9.4 million and negative cash flow from operations of $3.7 million for the 1994 fiscal year.

     The results of operations of the Four Queens continued to be negatively affected during the first quarter of 1995. At March 31, 1995, the Company's working capital deficit was approximately $8.65 million. Cash and cash equivalents decreased $199,000 to $6.89 million during the three-month period ended March 31, 1995 (no restricted amounts were remaining at March 31, 1995). Although cash flow from operations was $220,000 during the three-month period ended March 31, 1995, Elsinore experienced a net loss during the quarter of $4.13 million. The Company anticipates the current negative trend will continue at least through the fourth quarter of 1995, when the Fremont Street Experience is scheduled for completion.

     7 CEDARS CASINO. 7 Cedars opened to the public on February 3, 1995. In February and March 1995, during its first seven weeks of operations, 7
Cedars generated gross revenues of approximately $2.3 million, which was approximately $1.3 million less than the $3.6 million of revenues previously projected for the period. The net loss for 7 Cedars for the first quarter of 1995 was $328,000, compared to a budgeted loss for the period of $234,000. This negative trend has continued through the second quarter of 1995. Although the Company anticipates that gaming revenues at 7 Cedars will increase in the Summer and Fall of 1995, as a result of a greater influx of tourists to the Olympic Peninsula during that period, there is no assurance that 7 Cedars will generate increased gaming revenues or that the casino will become profitable. See "Uncertainty of Operating Results of New Casino Projects" below.

     SPOTLIGHT 29 CASINO. From the opening of Spotlight 29 on January 14, 1995 through February 28, 1995, insufficient revenues were generated to cover the casino's operating expenses. Gross revenues during the period were approximately $898,000 (compared to projected revenues during this period of $3.7 million), resulting in an estimated net loss of $271,000 instead of a projected net profit of $1.3 million). This shortfall is believed by the Company to be attributable in part to the marketing plan of Spotlight 29 taking longer to implement than expected, and from competition from other Native American gaming facilities in Southern California that continue to operate electronic gaming machines without an approved compact with the State of California in violation of applicable federal law. Pursuant to its obligations under the Spotlight 29 management contract, the Company through April 17, 1995 contributed approximately $1.2 million in the form of loans to Spotlight 29 to fund its working capital shortfall.

     On or about April 17, 1995, the Company disengaged from the Spotlight 29 management contract. See "Disengagement from Spotlight 29 Management Contract" below.

SUBSTANTIAL LEVERAGE AND DEBT SERVICE REQUIREMENTS

     As of March 31, 1995, the Company had gross indebtedness of approximately $63.1 million, inclusive of current maturities (net indebtedness, after subtracting an aggregate discount of approximately $6.7 million, was approximately $56.4 million), and the total stockholders' deficit had increased approximately $390,000 since December 31, 1994, from a deficit of approximately $1.7 million to a deficit of approximately $2.1 million. Continuing losses in the second quarter of 1995 have further increased the amount of such deficit.

     Substantially all of the Company's outstanding indebtedness for money borrowed consists of its First Mortgage Notes, its Mortgage Notes and its 7-1/2% Convertible Subordinated Notes due 1996 ("Convertible Notes"). On December 29, 1994, $3 million of the original $60 million principal amount of First Mortgage Notes was repurchased by the Company and retired in exchange for the issuance to the noteholder of 930,000 shares of Common Stock of the Company (the "Note Exchange"). Debt service requirements on the First Mortgage Notes currently consist of semi-annual interest payments of approximately $3.56 million, the remaining 1995 payment of which is due on October 1, 1995, and repayment of principal at maturity in the year 2000.

     As a result of the Mortgage Notes Amendment dated June 30, 1995, the Company's debt service requirements on the Mortgage Notes consist of quarterly interest payments of $150,000 due at the end of each March, June, September and December, and repayment of principal at maturity on March 31, 2000. Pursuant to the Mortgage Notes Amendment, the Company does not have the right to redeem at its option all or any part of the Notes prior to their maturity date. In addition, each holder of Mortgage Notes shall have the right to require the Company to redeem its Notes, in whole or in part, at 100% of principal amount, together with accrued and unpaid interest, on each March 31 and September 30 commencing in 1996 and continuing until the Maturity Date.

     The Company's debt service requirements on the Convertible Notes in 1995 are limited to a single payment of approximately $96,000 of accrued interest payable on December 31, 1995. Thereafter, the Convertible Notes will require quarterly interest payments of approximately $32,000 on March 31 and June 30, 1996, a mandatory principal redemption in the amount of $853,125 (plus $32,000 accrued interest) due on September 30, 1996, and a final payment of principal in the amount of $853,125 (plus $16,000 accrued interest) due on December 31, 1996.

     Although the Company anticipates that its cash on hand and revenues from operations will be sufficient to cover its debt service obligations through September 1995, based on the Company's results of operations and projections, the Company will not be able to meet its remaining obligations in 1995 including, among other things, its October 1995 First Mortgage

Note interest payment, without significantly improved results of operations or additional financing. See "Decreased Liquidity" below.

     The leveraged nature of the Company's capital structure has placed significant constraints on its cash position. Among other things, the Company currently has significantly large cash requirements for debt service, the funds available for capital expenditures are limited, and the financial covenants and other restrictions contained in the agreements governing the First Mortgage Notes, Mortgage Notes and Convertible Notes require the Company to meet certain financial tests and will limit its ability to borrow additional funds or to dispose of assets. See "Debt Covenants" below. The Company's ability to meet its obligations and ultimately to reduce its total debt will be dependent upon significantly improving the future performance of the Four Queens and/or the 7 Cedars, collecting the significant notes receivable from the Native American tribes, obtaining additional financing, or a combination of the foregoing. In the event the Company is unable to meet or further restructure its debt service obligations and the notes are accelerated, the Company would be required to sell assets or seek protection under bankruptcy laws.

DECREASED LIQUIDITY

     The Company's liquidity has been significantly affected by its substantial debt service obligations, described above, and its other capital expenditure and operating requirements. In addition, the Company is obligated to pay to the IRS in 1995 and 1996 a remaining balance at June 30, 1995 of approximately $3.85 million of prior period taxes and interest pursuant to an installment payment plan entered into with the IRS in December 1994 (see "Liability for Prior Period Tax; IRS Installment Agreement" below).

     In 1994, the Company's available cash and funds generated from operations were insufficient to meet its aggregate debt service and capital expenditure and operating requirements. As a result, the Company did not make the October 1, 1994 interest payment due on the First Mortgage Notes on a timely basis. The net proceeds raised from the issuance of the Mortgage
Notes on October 14, 1994, enabled the Company to make the late interest payment within the grace period permitted under the First Mortgage Notes Indenture. In the first quarter of 1995, the Company anticipated that it would require additional funds to meet its aggregate debt service and capital expenditure requirements. On January 31, 1995, the Company raised approximately $4 million (before deducting offering expenses) of additional working capital by completing its underwritten public offering ("Equity Offering") of 2.5 million shares of Common Stock. The net proceeds raised from the offering enabled the Company, among other things, to make the $1 million payment due to the IRS on February 1, 1995 and to complete its March 1995 interest payment under the Mortgage Notes. On March 31, 1995, the Company raised approximately $1.7 million (before deducting offering expenses) through the sale of the Convertible Notes. The Company used the net proceeds thereof for working capital purposes relating to the Four Queens, Spotlight 29 and 7 Cedars and applied part of such proceeds toward completing its April 1995 interest installment on the First Mortgage Notes.

     In addition to the Equity Offering, the sale of Convertible Notes and the Mortgage Notes Amendment, the Company will be required to complete additional financing transactions or negotiate additional debt payment deferments in order to discharge its remaining debt service obligations and other working capital requirements in 1995. In addition, the Company is required under its agreement with J. F. Temple Development, the developer of the Mojave Valley Resort ("Temple") to complete its $10 million capital contribution to the Nashville Nevada project by September 30, 1995, although the Company anticipates that this deadline will not be met. If the Company is unable to obtain additional financing, it is likely to experience a cash shortfall. In such event, unless additional agreements were reached with the noteholders to reschedule or extend some or all of the Company's debt, the Company would be required to sell assets or seek protection under bankruptcy laws. In addition, the Company's failure to maintain certain financial ratios or comply with its other debt covenants would constitute a default under the First Mortgage Notes and the Mortgage Notes. See "Debt Covenants" below.

LIABILITY FOR PRIOR PERIOD TAX; IRS INSTALLMENT AGREEMENT

     In October 1994, the Internal Revenue Service ("IRS") completed and delivered to the Company a final assessment (the "IRS Assessment") relating to certain adjustments to the Company's taxable income for the fiscal years ended January 31, 1980, through December 31, 1983 (which the IRS had under audit). In November 1994, the IRS filed and recorded a Notice of Tax Lien against the Company and its subsidiaries in the amount of the IRS Assessment. The IRS Assessment called for the Company to pay aggregate tax and interest of approximately $5.7 million (exclusive of interest accruing during any period of repayment), in addition to $3.5 million the Company deposited with the IRS in March 1991. In the third quarter of 1994, the Company recorded an additional liability of $377,000 necessary to cover the full amount of tax and interest identified in the IRS Assessment. The issuance of the IRS Assessment and the Notice of Tax Lien contravened Elsinore's covenant under its debt facilities to timely pay its tax liabilities and not to incur additional liens under its debt facilities; the debt covenant noncompliance was waived by the noteholders on December 2, 1994. See "Debt Covenants" below.

     On December 6, 1994, the Company and the IRS entered into an installment payment agreement (the "Installment Agreement") pursuant to which the Company paid the IRS $1 million on February 1, 1995, $275,000 on each of March 1 and April 1, 1995, and $550,000 on May 1, 1995. On May 30, 1995,
the Company and the IRS amended and restated the Installment Agreement pursuant to which the Company will pay the IRS $275,000 each month for the balance of 1995, increasing to $550,000 per month commencing January 1996, until the IRS Assessment, including accrued interest, is fully paid. Accordingly, if the Installment Agreement is fully performed, the Company anticipates the IRS Assessment will be fully repaid by April 1996.

     The initial $1 million payment and subsequent monthly payments under the Installment Agreement were funded, in part, by the proceeds from the Equity Offering and issuance of the Convertible Notes. However, the proceeds from the Equity Offering and Convertible Notes issuance will not be sufficient to enable the Company to both fully pay the IRS Assessment and fully meet its debt service and capital expenditure requirements in 1995 and 1996.
Although the Company anticipates that its results of operations in 1995 and 1996, together with the proceeds of its financing transactions, will allow the Company to perform under the IRS Installment Agreement, there is no assurance that the Company's results of operations will be sufficient to fully perform under the Installment Agreement, or that the IRS will not levy upon the Company's property or take other action to enforce the tax lien. Such action by the IRS would violate the Company's debt covenants under the First Mortgage Notes and the Mortgage Notes. See "Debt Covenants" below.

DEBT COVENANTS

     The First Mortgage Notes and the Mortgage Notes are secured by substantially all of the assets of the Four Queens and a pledge of the capital stock of Elsinore's material subsidiaries (other than the Company's interest in developing the Nashville Nevada project). The Indenture relating to the First Mortgage Notes and the Purchase Agreement relating to the Mortgage Notes contain covenants relating to the maintenance of the right to manage the Company's Native American casinos, maintenance of net worth and a fixed charge coverage ratio, as well as restrictions on, among other things, the incurrence of additional debt, liens, investments and the payment of dividends. Certain of these covenants (including the net worth and fixed charge coverage ratio maintenance covenants) became effective following completion of the Company's Native American casino projects. A new covenant, requiring the Company to generate certain consolidated EBITDA in 1996, was approved in connection with the Mortgage Notes Amendment.

     WAIVER OF NO-NEW-LIENS COVENANT. The issuance of the IRS Assessment and the Notice of Tax Lien contravened Elsinore's debt covenants not to incur additional liens and to pay its taxes in a timely manner. On December 2, 1994, the Company's noncompliance with these debt covenants was waived pursuant to the written consent of holders of the requisite amounts of First Mortgage Notes and Mortgage Notes. As consideration for the grant of such waiver, the Indenture and the Purchase Agreement were each amended to require the Company to make available a substantial portion of its excess cash, if any, for the purchase of Mortgage Notes and, thereafter, First Mortgage Notes on the open market on a quarterly basis.

     WAIVER AND AMENDMENT OF COVERAGE RATIO COVENANT. The Indenture and the Purchase Agreement each required the Company, commencing June 30, 1995, and as of the last day of each subsequent fiscal quarter, to maintain a Consolidated Fixed Charges Coverage Ratio ("Coverage Ratio") of at least 1.5 to 1, and to furnish the noteholders with an officer's certificate within fifty days after the end of each such quarter setting forth the calculations of this ratio and stating that the Company is in compliance with the covenant. As of June 1995, the Coverage Ratio of the Company was approximately .55 to 1. Although management believes the Coverage Ratio will begin to increase in 1996 and thereafter, based on the current outlook for the Company's operations for the balance of 1995 and 1996, management believes the Coverage Ratio will not reach a level of 1.0 to 1 until the first quarter of 1997 and will not reach the required level of 1.5 to 1 until the year 2000. The Company's failure to cure such debt covenant noncompliance (following thirty days notice to cure from the noteholders), if not waived, would have resulted in a default under the First Mortgage Notes and Mortgage Notes entitling the noteholders to accelerate the debt.

     On June 30, 1995, the holders of the requisite number of First Mortgage Notes and Mortgage Notes consented and agreed to waive the Company's prospective noncompliance with the Coverage Ratio covenant.

     Pursuant to the Mortgage Notes Amendment and Supplemental Indenture No. 3 to the Indenture (the "First Mortgage Notes Amendment"), the Coverage Ratio covenants under the Purchase Agreement and the Indenture were amended as of June 30, 1995, to require the Company, commencing the first fiscal quarter of 1997, to maintain a Coverage Ratio, as of the last day of each fiscal quarter, of at least 1.0 to 1, increasing to 1.15 to 1 for each fiscal quarter in 1998, 1.3 to 1 for each fiscal quarter in 1999, and 1.5 to 1 for each fiscal quarter in 2000. Pursuant to the Mortgage Notes Amendment and the First Mortgage Notes Amendment, the Company is required to furnish an officers certificate within 50 days following each quarter (95 days following each fourth quarter) setting forth the applicable Coverage Ratio and related calculations. Although management currently anticipates that the Company will be able to comply with the amended Coverage Ratio requirements, there can be no assurance that the Company will achieve the specified Coverage Ratios by the dates required or at all.

     WAIVER OF POSITIVE NET WORTH COVENANT. The Indenture required the Company, commencing with the second quarter of 1995, to furnish the noteholders within fifty (50) days after the end of each fiscal quarter a certificate setting forth the Consolidated Net Worth ("Net Worth") of the Company at the end of such quarter. If the Net Worth at the end of each of any two consecutive fiscal quarters was negative, then the Company would have been required to make an irrevocable, unconditional offer to all of the First Mortgage Noteholders to purchase up to $6 million aggregate principal amount of First Mortgage Notes at a purchase price equal to 101% of the principal amount thereof, plus accrued interest. In addition, the commencement of such purchase offer would constituted an Event of Default under the Mortgage Notes Purchase Agreement.

     As of June 1995, the Company's Net Worth was negative and, based on the recent results of operations and the Company's expectation as to its operating results for the remainder of 1995, the Company determined it was unlikely it would achieve a positive Net Worth by the end of the third quarter of 1995. Moreover, in the event the Company's Net Worth remained negative through the third quarter of 1995, and such covenant noncompliance was not waived by the noteholders, the Company would not be able to complete the requisite repurchase of First Mortgage Notes without obtaining additional financing and a waiver of default under the Mortgage Notes. See "Decreased Liquidity" above.

     On June 30, 1995, the holders of the requisite number of First Mortgage Notes and Mortgage Notes consented and agreed to waive the Company's prospective noncompliance with the Net Worth covenant.

     WAIVER AND TERMINATION OF COVENANTS REGARDING OPERATION OF SPOTLIGHT 29. Under both the Indenture and the Purchase Agreement, the loss by the Company of the legal right to operate Spotlight 29, and such loss continuing for more than 90 consecutive days, would constitute an Event of Default, entitling the noteholders to immediately accelerate the applicable debt. As of the date of this Prospectus, the Company's loss of the legal right to operate the Spotlight 29 has not been determined by any court or governmental authority, and the Company intends to continue to vigorously pursue its various remedies under the Spotlight 29 management agreement and at law. In the event, however, that the Tribe's de facto discharge of the
                                                 -- -----
Company as manager of the casino on April 17, 1995, were to be deemed the loss of the legal right to operate the casino, the noteholders' failure to waive such loss on or before July 16, 1995 would have resulted in an Event of Default under the note facilities. In addition, under both note facilities, the closing of a substantial portion of the Spotlight 29 for more than 90 consecutive days would constitute an Event of Default.
Although the Company is not currently aware of any present plans of the 29 Palms Band to close the Spotlight 29, following its discharge as manager of the casino the Company has had and will have no control over the Spotlight 29's operations, including any decision to close all or any part of the casino.

     On June 30, 1995, the holders of the requisite number of First Mortgage Notes and Mortgage Notes consented and agreed to waive any Event of Default that would occur as a result of the Company's efforts to terminate the Spotlight 29 management contract and sever its relationship with the 29 Palms Band or as a result of the 29 Palms Band's closure of the Casino.

     Pursuant to the Mortgage Notes Amendment and the First Mortgage Notes Amendment, references to Spotlight 29 were deleted from the Event of Default provisions of the Purchase Agreement and the Indenture that relate to (i) loss of the legal right to operate a Native American casino and (ii) the closing of a Native American casino. Accordingly, such Event of Default provisions prospectively would apply only to the 7 Cedar Casino.

     NEW DEBT COVENANT REGARDING CONSOLIDATED EBITDA. As additional consideration to be given by the Company to the noteholders in return for their consent to the execution and delivery of the waivers and note facility amendments described above, the Company on June 30, 1995 agreed to add a new financial covenant to the existing debt covenants under the Purchase
Agreement and the Indenture. Pursuant to the new covenant, the Company is required to generate "Consolidated EBITDA" of at least $5 million for the six-month period ending June 30, 1996, and at least $7.5 million for the nine-month period ending September 30, 1996. "Consolidated EBITDA" is currently defined in the Purchase Agreement and the Indenture to mean, with respect to any person and for any period, the "Consolidated Net Income of such person for such period adjusted to add thereto (to the extent deducted from net revenues in determining Consolidated Net Income, without duplication), the sum of (i) Consolidated Income Tax Expense, and (ii) Consolidated Depreciation and Amortization expense, and (iii) Consolidated
Fixed Charges" (as each such capitalized term is defined in the Indenture). Although the Company anticipates its earnings will increase in 1996 following the opening of the Fremont Street Experience and as a result of other factors discussed herein, there can be no assurance that the Consolidated EBITDA requirements described above will be satisfied by the dates specified or at all.

     COVENANTS RESTRICTING NASHVILLE NEVADA FINANCING. The Convertible Notes are secured by a pledge of the capital stock of Mojave Gaming, Inc., the Company's wholly owned subsidiary ("Mojave Gaming"). The purchase agreement relating to the Convertible Notes contains covenants which, among other things, require the Company to hold in escrow up to the first $5 million of proceeds from any future financings; permitted uses of such escrowed proceeds would be limited to payments on the First Mortgage Notes, Mortgage Notes and IRS Installment Agreement.

     Elsinore had intended to implement its required $10 million investment in the Nashville Nevada project as an investment by Mojave Gaming in Nashville Nevada LLC, a Nevada limited liability company established for that purpose. Mojave Gaming is not a guarantor of the First Mortgage Notes or the Mortgage Notes. The Indenture governing the First Mortgage
Notes and the Purchase Agreement governing the Mortgage Notes restrict Elsinore's ability to make investments in certain unrestricted subsidiary entities, including Mojave Gaming. Among other things, the Company would be required by the terms of the Indenture to retain and not contribute to Mojave Gaming an amount of the net proceeds from its equity offerings equal to the Company's aggregate quarterly consolidated net losses since January
1, 1994, as adjusted pursuant to the terms of the debt covenant. In addition, restrictive covenants in the purchase agreement governing the Convertible Notes would prevent the Company in most circumstances from contributing to Mojave Gaming the first $5 million of proceeds from any future financings. The effect of these covenants will be to restrict the Company from using a significant portion of the net proceeds from future equity offerings to fund its investment in Nashville Nevada LLC, and, as such, substantially reduces the likelihood of the Company being able to complete the financing for the Nashville Nevada project.

     Elsinore's ability to comply with the financial covenants contained in its debt facilities is and will continue to be dependent upon, among other things, the results of operations of the Four Queens and 7 Cedars and the outcome of the resolution of the Company's dispute with the 29 Palms Band.

     The Company's failure to cure any future debt covenant noncompliance (in certain instances following 30 days notice to cure from the noteholders), if not waived by the holders of the First Mortgage Notes, Mortgage Notes and Convertible Notes, would result in a default under the applicable note facility entitling the respective noteholders to accelerate the payment of principal and accrued interest on the debt. The Company would likely seek appropriate waivers or consents from the holders of its debt securities with respect to any such defaults. However, there is no assurance such waivers or consents would be obtained. Moreover, conditions attached to any grant of such waivers may impose additional restrictions or financial burdens on the Company. If such waivers or consents were not obtained, and the Company's outstanding debt was accelerated, the Company would be required to sell assets or seek protection under bankruptcy laws.

PENDING WARN ACT LITIGATION

     The Company is a defendant in two consolidated lawsuits pending in the federal court for the District of New Jersey, alleging that the Company and certain of its subsidiaries and affiliates (a) violated the Worker Adjustment and Retraining Notification Act ("WARN Act") and (b) breached a retroactive pay agreement with eligible employees of the Company (the "Retroactive Pay Agreement"). The plaintiffs in the two consolidated cases are (i) former employees of a casino/hotel in New Jersey formerly affiliated with the Company bringing suit on behalf of a class of all employees laid off as a result of the casino's closing and (ii) a union local seeking to represent its members who were laid off at that time. Plaintiffs claim that there are approximately 1,300 such employees within the class who seek damages under the WARN Act providing for up to 60 days' pay and lost benefits and payments for deferred compensation allegedly due under the Retroactive Pay Agreement.

     The Company has vigorously defended the action on the basis that even if the WARN Act does apply as a matter of law to a regulatory-forced closing, the closing was due to unforeseeable circumstances and, accordingly, the notice given was as timely as practicable, among other grounds. The liability phase of the trial of the two consolidated lawsuits concluded in August 1993 and no decision has yet been rendered, although the Company understands a decision may be rendered at any time. In the event of an adverse decision in the liability phase, the litigation would thereafter proceed to determine the amount of damages awarded against the defendants. There is no assurance that the Company will prevail in this litigation or as to the amount of the damages that might be awarded against it if the plaintiffs succeed. An adverse decision in this case could have a material adverse effect on the Company. The Company would likely need to obtain additional financing to meet its obligations under any ultimate material judgment against it. There is no assurance that such financing would be available. [This risk factor is to be amended and updated subject to continuing developments.]

DISENGAGEMENT FROM SPOTLIGHT 29 MANAGEMENT CONTRACT

     The Company on April 17, 1995 disengaged from the Spotlight 29 management contract. Set forth below is a more detailed description of the background of the dispute between the Company and the 29 Palms Band, the events giving rise to the termination of the Company's management of the Spotlight 29, and the potential consequences to the Company of its disengagement from the management contract.

     OPERATION OF CLASS III GAMING DEVICES BY COMPETITORS OF SPOTLIGHT 29. As a Class II gaming facility, Spotlight 29 Casino is permitted under the Indian Gaming Regulatory Act ("IGRA") to offer Class II games including bingo, pull-tabs and non-house banked games. Class III games, which include slot machines and other house-banked games, are permitted under the IGRA on Native American land if conditions applicable to Class II gaming are met and, in addition, the gaming is in compliance with the terms of a written agreement ("compact") between the tribal government and the applicable state government. All compacts between tribes and states require approval by the Secretary of the United States Department of the Interior. To date, the State of California has not entered into any tribal-state compacts permitting Class III gaming (other than off-track betting and authorized state lottery facilities).

     Two casinos operating on tribal lands in the vicinity of Spotlight 29 and owned by the Cabazon Band and the Morongo Band, respectively, have installed and are operating Class III gaming devices (primarily slot machines) without an approved compact with the State of California. Although the total number of such machines currently in operation is difficult to verify, it is believed the Cabazon Band is operating in excess of 500 machines and the Morongo Band approximately 400 machines. The continuing operation of Class III devices at these tribal casinos, each of which competes with Spotlight 29 for gaming customers in Southern California, is regarded by the 29 Palms Band and the Company as a significant factor in Spotlight 29's poor initial financial performance.

     Based upon discussions it has had with, and correspondence received from, representatives of the National Indian Gaming Commission ("NIGC") and with the United States Attorney for the Central District of California, the Company understands that neither the NIGC nor such United States Attorney currently intends to intervene or initiate any action to enforce the IGRA concerning the operation of Class III gaming devices by the 29 Palms Band, Cabazon Band or Morongo Band. The Company will evaluate other potential claims and actions it may pursue seeking the removal of Class III gaming devices operating in California in violation of the IGRA. There can be no assurance the NIGC, the United States Attorney or any other governmental or regulatory authority will act to enforce the IGRA in California as it relates to Class III devices or that any other rights or remedies pursued by the Company or Spotlight 29 to halt the unauthorized use of such devices by Spotlight 29's competitors will succeed.

     INSTALLATION OF CLASS III GAMING DEVICES AT SPOTLIGHT 29. In February 1995, the Company learned from discussions with tribal representatives that the 29 Palms Band was contemplating the installation of Class III gaming devices at Spotlight 29. Inasmuch as the 29 Palms Band does not have a tribal-state compact permitting Class III gaming at Spotlight 29, the Company believes the installation by the tribe of such gaming devices would be unlawful and constitute a breach of the tribe's obligations under the Spotlight 29 management contract. In late February, in response to the Company's written objection to the placement of any Class III gaming devices on Spotlight 29 premises, the 29 Palms Band advised the Company that, as the owner of Spotlight 29, the tribe would install such devices if doing so was in the tribe's best interest and that the tribe believed this position did not conflict with the terms of the management contract. In early March 1995, the 29 Palms Band caused approximately 70 gaming devices to be installed at Spotlight 29 and such devices currently are in operation. In addition, the Company understands that in February or March 1995 a shipment of additional devices intended for use at Spotlight 29 was intercepted and confiscated by governmental authorities before it reached the casino premises.

     The Company opposed these activities by the 29 Palms Band and in early March notified the Nevada State Gaming Control Board ("Nevada Board") and the NIGC that it will not participate in conduct that contravenes the IGRA. (In March 1995, the Nevada Board conducted two public hearings and a confidential investigative hearing, and the Nevada Gaming Commission conducted a public hearing, into matters surrounding the operation of Class III gaming devices at Spotlight 29. See "Proceedings Before Nevada Gaming Authorities" below.)

     ESCALATION OF DISPUTE. On March 6, 1995, the Company served on the 29 Palms Band a notice and demand that the operation of the Class III devices without the Company's consent and compliance with applicable federal law violates the management contract and that such activity must immediately cease. Moreover, unless the tribe's operation of the Class III devices at Spotlight 29 promptly ceased, the Company would pursue its legal remedies, including efforts to disengage from the Spotlight 29 management contract based upon the tribe's breach.

     Following the tribe's failure to remove the gaming devices, the Company on March 16, 1995 filed suit in the United States District Court for the Central District of California to enjoin their operation. On March 24, 1995, the Company filed a motion for preliminary injunction that the Court calendared for a hearing on April 24, 1995. Such lawsuit and motion for preliminary injunction were served on the 29 Palms Band, and the Company and the tribe filed briefs on the propriety of the Company's request for an injunction.

     On March 28 and March 30, 1995, the Nevada Board and the Nevada Gaming Commission ("Nevada Commission"), respectively, met to consider the Company's application for approval to register the New Notes (the "Mortgage Note Registration Application"). The Nevada Board recommended that the Mortgage Note Registration Application be approved, on the condition that the Company file an application by April 4, 1995 (the "License Condition Request"), requesting imposition of a license condition requiring the Company by April 30, 1995, to terminate the Spotlight 29 management contract and sever its relationship with the 29 Palms Band. The Nevada Commission approved the Mortgage Note Registration Application on March 30, 1995. The Company's failure to timely implement a lawful directive of the Nevada Commission could have subjected the Company to disciplinary action, including without limitation the imposition of fines or the suspension or revocation of the Company's Nevada Gaming License.

     DISENGAGEMENT FROM MANAGEMENT CONTRACT. On April 2, 1995, the Company was requested by the 29 Palms Band to provide it on or before April 14, 1995, with additional working capital advances in the aggregate amount of $368,000 for payroll and accounts payable. On April 13, 1995, the Company demanded that as a condition to satisfying the tribe's request for additional working capital advances, the tribe execute promissory notes for all working capital advances and loans to date, including the additional sums requested, waive its sovereign immunity relative to enforcement of such promissory notes, and resume negotiation of the terms of an agreement to terminate the management contract. On April 13, 1995, the 29 Palms Band notified the Company that it refused to comply with these demands. On April 14, 1995, the Company asserted a breach of the loan agreement and ceased any additional working capital advances to Spotlight 29.

     On April 17, 1995, the Company's employees assigned to Spotlight 29 were ordered from and physically escorted off the premises of Spotlight 29 by the 29 Palms Band. The Company does not currently have any employees or representatives at Spotlight 29 and the tribe has de facto discharged the
                                                  --------
Company as manager of Spotlight 29. Also, on April 17, 1995, the 29 Palms Band filed a motion to dismiss the Company's complaint, which was scheduled for a hearing on May 8, 1995.

     On April 19, 1995, the Company issued a demand letter to the tribe declaring a complete breach of the management agreement and the loan agreement, as well as claiming damages in excess of $12.5 million. On April 20, 1995, the Company withdrew as moot its motion for preliminary injunction scheduled for hearing on April 24, 1995, and dismissed without prejudice its federal district court lawsuit.

     POTENTIAL CONSEQUENCES. The Company has obtained appropriate waivers and consents from its noteholders permitting it to terminate the management contract and sever its ties with the 29 Palms Band. Termination of the management contract will require negotiation of an arrangement permitting the orderly transfer of operations to the tribe or another manager, obtaining any necessary approvals of the NIGC, and providing acceptable terms regarding the buyout of the Company's interest in the contract as well as the 29 Palms Band's repayment of the $10 million loan and $1.1 million of advances made by the Company. If the Company cannot obtain a satisfactory negotiated settlement with the tribe, it intends to pursue civil litigation to recover its damages in the appropriate judicial forum and does not intend to resume management of Spotlight 29, if ever, absent a favorable resolution of every subject matter in dispute between the Company and the 29 Palms Band.

     The Company's termination of the contract without adequate provision, agreed upon by the tribe, for repayment of the Company's $10 million loan and other advances to the tribe could jeopardize the likelihood of such repayment. In the event the 29 Palms Band repudiates its payment obligations to the Company, the Company would be required to pursue legal remedies against the tribe which ultimately could require commencing litigation in federal court. Accordingly, although the Company intends to continue to negotiate with the 29 Palms Band and to pursue other legal channels available to it, there is no assurance that the Company will be adequately compensated for the damages it has incurred as a result of the tribe's breach of the management agreement or that the Company will be repaid amounts due under the Company's loans and advances to the tribe. See "Limitation Noteholders' Ability to Realize on Collateral" and "Dependence on Relationships with Native American Tribes" below.

UNCERTAINTY OF NASHVILLE NEVADA FINANCING

     The Nashville Nevada project cost of $65.5 million is expected to be funded from a $10 million equity infusion from the Company, $50 million in project debt financing, and $5.5 million of furniture, fixtures and equipment financing. The Company's obligation to arrange this $65.5 million in financing is a condition to the obligation of a third party participant in the Mojave Valley Resort project to make its initial capital contribution to the project. In March 1995, Temple agreed to extend until September 30, 1995, the date by which the Company must complete its $10 million capital contribution to the project, in consideration for which the Company assumed $169,000 of Temple's payment obligations at the resort. It is unlikely the Company will meet the September 30, 1995 deadline and there is no assurance, that the Company or Temple will be able to obtain the equity or debt financing necessary to commence construction of the project by an extended deadline or at all. Any further extension of the September 30, 1995 deadline will require the additional consent of the parties to the applicable operating agreements. There is no assurance such consents or extensions can be obtained on terms acceptable to the Company or at all.

     None of the proceeds of the Equity Offering or the sale of the Convertible Notes will be used to fund the Company's equity infusion to the Nashville Nevada project. Instead, the Company will be required to implement one or more additional equity offerings to raise the required $10 million infusion. In addition, the Company's existing debt covenants, as well as the escrow of future financing proceeds required under the Convertible Notes, will restrict the Company from contributing all or a significant portion of future equity offering proceeds to Mojave Gaming.
See "Debt Covenants." If the Company is not able to obtain the necessary amounts of equity financing on a timely basis, the Company will be required to seek an amendment of the terms of the operating agreements for the Nashville Nevada project reducing the required capital contribution or further extending the date for obtaining financing, obtain additional equity investors for the project, or abandon its participation in the project.

     In addition, the Company has based its determination of the expected project cost for Nashville Nevada upon the proposed terms of the $50 million debt financing Nashville Nevada LLC currently intends to seek to complete the project. If Nashville Nevada LLC is unable to obtain the debt financing on the terms currently contemplated, it may be required to abandon the Nashville Nevada project unless it can obtain financing on other terms, such as higher rates of interest, or secure the addition of a third participant. Any such change could materially and adversely affect the benefit to the Company from Nashville Nevada LLC and increase the Company's requirement for cash from other sources. There is no assurance that the Nashville Nevada project can be funded on the terms currently proposed or on other commercially acceptable terms, or that any of the additional financing can be obtained in the amounts and by the dates required in order to proceed with development of Nashville Nevada or any of the Company's other casino/hotel projects at the Mojave Valley Resort.

ADDITIONAL RISKS REGARDING NASHVILLE NEVADA AND THE MOJAVE VALLEY RESORT

     Spotlight 29 and 7 Cedars opened in the first quarter of 1995. If the necessary financing is obtained, construction of Nashville Nevada is intended to begin as soon as practicable thereafter. The Company has limited prior experience in operating and managing multiple casinos simultaneously. In addition, major construction projects such as Nashville Nevada entail significant risks, including financing contingencies, shortages of materials, management personnel and skilled labor, engineering, construction, environmental, governmental and regulatory problems, work stoppages, weather interference and unanticipated cost increases, any of which difficulties could further increase the cost of or delay or prohibit the construction of Nashville Nevada. There is no assurance that such construction will occur on schedule or that the budgeted construction costs will not be exceeded. Substantial portions of the Mojave Valley Resort, as described herein, will be developed by affiliates of Temple or third parties with which Temple may reach agreement. This development will be outside of the control of the Company. Although the Company, in partnership with Temple, has options to develop up to four of the seven casinos presently contemplated for the Mojave Valley Resort, it has not obtained financing or other commitments with respect to any of these projects and the financing it is currently seeking is intended only for the first of these casinos. Moreover, if the Nashville Nevada financing is not obtained on a timely basis, the Company could lose its development option rights for the additional casino/hotel projects.

     The Company understands that Temple currently is facing liquidity problems which could adversely affect its ability to complete on a timely basis its financing obligations both with respect to Nashville Nevada and with respect to other projects at the resort. Any failure by Temple or other third parties to develop the Mojave Valley Resort according to plan could have a material adverse effect on the results of operations of Nashville Nevada or other casinos that the Company may own and/or operate within the Mojave Valley Resort development.

UNCERTAINTY OF OPERATING RESULTS OF NEW CASINO PROJECTS

     The Company's historical financial information does not include results from Spotlight 29 and 7 Cedars or Nashville Nevada, if developed. The likelihood of success of these casinos should be considered in light of the expenses, difficulties and delays frequently encountered in the development, opening and management of new casinos, and the competitive and regulatory environment in which they will operate. The Company is no longer operating the Spotlight 29, and, since its February 1995 opening, 7 Cedars has experienced difficulties and delays in achieving profitability. In addition, there is no assurance that additional losses, difficulties, delays and expenses with respect to managing 7 Cedars or Nashville Nevada, if developed, will not continue to adversely affect the results of operations. There can be no assurance, therefore, that any of the Company's operations or the Nashville Nevada project (if developed) will become profitable.

RISKS ASSOCIATED WITH HOTEL/GAMING BUSINESS

     The Company is subject to the risks inherent in the hotel and gaming businesses. Operating results from gaming activity can vary significantly as a result of a number of factors, including the competitive environment, hotel occupancy rates, weather, and general economic conditions. Licensed gaming operations are subject to substantial government regulation. Additionally, hotel and gaming operations are subject to the imposition of taxes or assessments by regulatory authorities. A significant change in government regulations or any new tax or assessment could have a material adverse effect on the Company's operations.

RELIANCE ON CERTAIN MARKETS

     The Four Queens derives a large portion of its customers from specific geographic areas including southern California, Arizona, Las Vegas, Hawaii, and the Midwest. 7 Cedars depends heavily on the local market in its operating area. Nashville Nevada, if developed, is expected to depend heavily on the southern California and Arizona markets. Adverse economic conditions or further expansion of gaming in these markets, as a result of regulatory change or otherwise, could also significantly and adversely affect the Company's business. In addition, an increase in fuel costs or transportation prices or a deterioration of relations with tour and travel agents, as they affect travel between the Company's facilities and the markets they serve, or other transportation-related difficulties could also have a material adverse effect on the Company's operations.

COMPETITION

     The gaming industry in Nevada and elsewhere in the United States is highly competitive and this competition is increasing as new gaming facilities are built and additional jurisdictions authorize licensed gaming establishments. Although the industry generally has recently been able to absorb additional capacity without significant loss of revenues to existing establishments, there is no assurance that gaming in the United States will increase at a rate sufficient to absorb the additional facilities expected to be constructed. In particular, the expansion of casino gaming in or near any geographic area from which the Company attracts or expects to attract a significant number of its customers, such as Hawaii and California, could have a material adverse effect on the Company's operations.

     The Four Queens primarily competes with other casinos and casino/hotels in Las Vegas, including other downtown facilities and establishments on the Las Vegas Strip and on the Boulder Highway and, to a lesser extent, Laughlin casinos and casino properties located near the Nevada/California state line. The Company has experienced and continues to expect greater competition for its target customers. A number of projects have recently opened or been announced for development on the Las Vegas Strip and elsewhere in Las Vegas. Any new developments or major additions, expansions, or enhancements to existing properties by the Company's competitors could have a material adverse effect on the Company's business. In the first, second, third and fourth quarters of 1994, the Company experienced decreases in revenues of 5.9%, 5.9%, 6.6% and 6.5%, respectively, from the comparable prior-year periods, which the Company believes primarily resulted from the recent opening of three large new properties on the Strip. The Company believes that the results of operations of the Four Queens were negatively affected by the new Las Vegas Strip properties through the end of 1994 and will continue to be negatively affected through the beginning of 1995.

     The 7 Cedars Casino is located in a region in which competition among gaming establishments in the local area is substantially less developed than in the Las Vegas and Laughlin markets. There are, however, other Native American gaming facilities in Washington, as well as in the neighboring state of Oregon, and other participants in the gaming industry are vigorously pursuing opportunities on Native American lands in these states. Over time, the 7 Cedars Casino is expected to experience increased competition both from competitors in its local area and from larger, established gaming destinations.

     In addition, the Company believes that the initial results of operations of the Spotlight 29 Casino, which offers Class II gaming such as bingo, pull-tabs, poker, Asian card games and other non-house banked games, was significantly adversely affected by competition from two other Native American casinos in the Coachella Valley that have installed and continue to operate Class III electronic gaming devices (primarily slot machines) without an approved compact with the State of California.

     Competition for Nashville Nevada and any other casinos developed in the Mojave Valley Resort is expected to come principally from the casinos in the Laughlin market, other casinos on Fort Mojave Indian Reservation land not leased by Temple, and a growing number of Native American casinos in Arizona and southern California. Accordingly, there is no assurance that the Company or any of its gaming properties will succeed in competing with other gaming establishments.

REGULATION OF NEVADA GAMING OPERATIONS

     The ownership and operation of casinos in Nevada are subject to extensive regulation by the Nevada gaming authorities. Similarly, the ownership and operation of the proposed Nashville Nevada casino/hotel will be subject to licensing by, and the regulatory authority of, the Nevada Commission and the Nevada Board. These regulatory authorities have broad powers with respect to the licensing of casino operations, and may revoke, suspend, condition or limit the gaming approvals and licenses of the Company and its operating subsidiaries, impose substantial fines and take other actions, any of which could have a material adverse affect on the Company's business. Directors, officers and certain key employees of the Company must also be approved by these regulatory authorities. If the Nevada Commission were to find a person occupying any such position unsuitable, the Company would be required to sever its relationship with that person.

     Any beneficial holder of the Common Stock may be subject to investigation by the Nevada Commission if the Nevada Commission has reason to believe that such ownership may be inconsistent with Nevada's gaming policies. Persons who acquire beneficial ownership of more than certain designated percentages of the Common Stock may be subject to certain reporting and suitability determination procedures established by Nevada law and the regulations of the Nevada Commission. In addition, changes in control of the Company may not occur without the prior approval of the Nevada Commission.

PROCEEDINGS BEFORE NEVADA GAMING AUTHORITIES

     On March 8, 1995, in connection with its Mortgage Note Registration Application, the Company appeared at a public hearing before the Nevada Board. During this hearing, the Board inquired at length concerning the decision of the 29 Palms Band to install Class III gaming devices at Spotlight 29. See "Disengagement From Spotlight 29 Management Contract-- Installation of Class III Gaming Devices at Spotlight 29" above. The Nevada Board questioned the Company regarding its participation, if any, in the installation and operation of these gaming devices and stated the agency's view that such operation and installation constituted a violation of California and federal gaming laws. In this regard, the Nevada Board expressed grave concerns about the Company's continued "association" with the 29 Palms Band because of the alleged illegal conduct of the tribe, which the Nevada Board may view as a violation by the Company of the foreign gaming provisions of the Nevada Act. At the conclusion of the hearing, the Nevada Board continued further action on the Mortgage Note Registration Application to a special meeting of the Nevada Board scheduled for March 28, 1995.

     On March 10, 1995, the Company was served with a demand for production of documents, records and certain demonstrative evidence by March 15, 1995, and notified to appear before a hearing officer appointed by the Nevada Board for the purpose of a confidential investigative hearing which was conducted on March 17, 1995. The purpose of the investigative hearing was to solicit testimony from the Company's management and examine evidence on confidential business and financial matters, the Company's dispute with the 29 Palms Band, and any related violations of the Nevada Act or the regulations of the Nevada Commission.

     At the March 28, 1995 special meeting of the Nevada Board to consider the Mortgage Note Registration Application, the Company advised the Board as to the status of the various matters relating to the dispute with the 29 Palms Band, and disclosed the Company's intent, absent a dramatic change in circum-stances, to terminate the Spotlight 29 management agreement through a buy out arrangement with the 29 Palms Band. The Company further advised the Nevada Board that the Company would seek to obtain necessary waivers or consents from its noteholders. Based on the Company's affirmative presentation, the Nevada Board unanimously voted to recommend approval of the Mortgage Note Registration Application to the Nevada Commission, subject to two conditions. The conditions provided that (1) the Company must quit the premises of Spotlight 29 and terminate any direct or indirect association with Spotlight 29 by April 30, 1995, unless the video pull-tab machines operated there by the 29 Palms Band were removed (voluntarily or by court order), made subject to a tribal-state compact or otherwise deemed legal pursuant to federal and state law; and (2) by April 4, 1995, the Company must file the License Condition Request requesting that the first condition be made a permanent condition to the license of Four Queens, Inc.

     On March 30, 1995, the Nevada Commission unanimously approved the recommendation of the Nevada Board, including the enumerated conditions. Although the Company could avoid compliance with the referenced conditions by refusing to consummate the transaction contemplated by the approved Mortgage Note Registration Application, the Nevada Board publicly advised the Company that such action could result in the Nevada Board commencing disciplinary action against the Company. In this regard, both the Nevada Board and Nevada Commission indicated during the public hearings that the April 30, 1995, date for termination of the Company's business relationship with the 29 Palms Band could be extended or modified based on demonstrable progress in completing an agreement with the 29 Palms Band and obtaining NIGC approval, or changed factual or legal circumstances.

     On April 4, 1995, the Company filed the License Condition Request. This application was placed on the agenda for a special public meeting of the Nevada Board and the Nevada Commission to be held on April 26, 1995. On April 19, 1995, the Company requested that the Nevada Board and the Nevada Commission cancel such special meeting and refer the License Condition Request back to the Nevada Board's staff because of the April 17, 1995, eviction of the Company's employees and representatives from the premises of Spotlight 29 by the 29 Palms Band, which has prevented the Company from performing its obligations under the management agreement. On April 20, 1995, the Nevada Board and the Nevada Commission granted the Company's request subject to certain conditions.

     While the Company intends to fully cooperate with the Nevada Board and the Nevada Commission, there is no assurance that the Company will be able to satisfy any or all of the regulatory requirements that these agencies might impose on the Company. The loss or material limitation of any license or approval held by the Company in Nevada would, and the imposition of administrative fines by the Nevada Commission may, have a material adverse impact on the Company's business and properties.

REGULATION OF NATIVE AMERICAN CASINO OPERATIONS

     Gaming on Native American lands, including the Spotlight 29 Casino, the 7 Cedars Casino and, to a lesser extent, Nashville Nevada, is regulated under federal law, tribal law and, where applicable, a tribal-state compact. Under the IGRA, management contracts for Native American gaming facilities are subject to certain restrictions on management fees and duration and must be reviewed and approved by the NIGC.

     The Company, through its operating affiliates, has received NIGC approvals of the management contract for the 7 Cedars Casino, as well as the licenses and approval from tribal gaming authorities required to conduct gaming activities at the casino. The revocation or suspension of such licenses or approvals, however, would prohibit the Company from performing under the Native American management contract.

     The Company has already committed funds and will in the future commit additional funds to the development and operation of its Native American casino facilities. There is no assurance that the Company will recover its investment in these properties.

APPLICABILITY OF IGRA TO NASHVILLE NEVADA PROJECT

     Prior to the enactment of IGRA, the Fort Mojave Tribe and the State of Nevada signed an intergovernmental agreement, subsequently approved by the Secretary of the United States Department of the Interior as a tribal-state gaming compact. Under this intergovernmental agreement, all of the tribe's civil, criminal and regulatory authority over gaming, including licensing, was transferred to the Nevada Commission. Consequently, gaming operations on the Nevada property leased from the Fort Mojave Tribe must be authorized, licensed and regulated by the State of Nevada and not by the tribe. Nashville Nevada LLC has taken the position that, because the gaming operations on the leased property are licensed by the State of Nevada and not by the Fort Mojave Tribe, certain provisions of IGRA which require that a Native American tribe must receive at least 60% of net revenues (as defined by IGRA) from gaming operations conducted by any person or entity licensed or authorized by a Native American tribe to conduct such gaming do not apply to the distribution of revenues from gaming operations conducted in compliance with the lease from the Fort Mojave Tribe and the tribal-state compact. The agreements relating to the Nashville Nevada project do not provide for the Fort Mojave Tribe to receive 60% of net revenues from gaming and any amendment of the agreements to provide for such receipt would make the project uneconomical for Nashville Nevada LLC or result in the loss of all of the Company's investment in the project.

     Nashville Nevada LLC has received (i) a letter from the Fort Mojave Tribe's legal counsel concluding that Nashville Nevada LLC's position as to the applicability of IGRA to the distribution of revenues from gaming at Nashville Nevada is correct as a matter of law, (ii) a resolution of the Fort Mojave Tribal Council supporting the conclusions set forth in the tribal legal counsel's letter to Nashville Nevada LLC and (iii) a letter from the Chairman of NIGC concurring in the conclusions expressed in the tribal legal counsel's letter. While, based on the foregoing, the Company believes that the project agreements are valid and enforceable in accordance with their terms, neither the letters nor the Fort Mojave Tribal Council resolution described in the preceding sentence are necessarily binding on any future Chairman of NIGC, any future Tribal Council, any potential litigant, or any court before which any such matter may be litigated. Moreover, IGRA was recently enacted and there exists no legal precedent interpreting the applicable provisions. Consequently, there is no assurance that IGRA would be held to be inapplicable to the distribution of net revenues from gaming operations conducted on the leased property. If IGRA were held applicable to the distribution of net gaming revenues from Nashville Nevada, there is no assurance that the Company would recover all or any portion of its investment in the project.

DEPENDENCE ON TEMPLE AND OTHERS

     Substantial portions of the Mojave Valley Resort, as described herein, will be developed by affiliates of Temple or third parties with which Temple may reach agreement. This development will be outside of the control of the Company. Although the Company, in partnership with Temple, has options to develop up to four of the seven casinos presently contemplated for the Mojave Valley Resort, it has not obtained financing or other commitments with respect to any of these projects and the financing it is currently seeking is intended only for the first of these casinos. Any failure of the Mojave Valley Resort to be developed according to plan could have a material adverse effect on the results of operations of Nashville Nevada or other casinos that the Company may own and/or operate within the Mojave Valley Resort development.

DEPENDENCE ON RELATIONSHIPS WITH NATIVE AMERICAN TRIBES

     Good relations with Native American tribes and their officials and representatives are critical to the Company's ability to manage its Native American gaming projects and to its ability to collect is loan and working capital advance payables from the 29 Palms Band and the S'Klallam Tribe.
The Company's Native American gaming projects face certain risks unique to dealing with Native American tribes, including uncertain applicability of federal and state laws as they relate to tribes and the sovereignty of Native American tribes. In particular, the Company's filing of a legal action against the 29 Palms Band to enjoin the operation of Class III gaming devices at Spotlight 29 if such devices are not removed and its decision to disengage from the management contract are likely to exacerbate the Company's current dispute with the tribe regarding these devices. See "Disengagement from Spotlight 29 Management Contract" above. In addition, tribal officials are subject to replacement by appointment or election. The Company's relationship with a tribe may improve or deteriorate under new tribal administrations. A deterioration of the Company's relationship with the S'Klallam Tribe, or with the Native American community generally, could have a material adverse effect on the Company including, without limitation, the termination of the Company's management contracts for the 7 Cedars.

KEY PERSONNEL

     The Company experienced several significant management changes during the second quarter of 1995. Effective May 11, 1995, Thomas Martin was elected to serve as the Company's Chief Executive Officer. Frank L. Burrell, Jr. is Chairman of the Board. Also effective May 11, 1995, Rodolfo E. Prieto, Senior Vice President of the Company, succeeded to the position of Chief Operating Officer. On April 1, 1995, Gary R. Acord joined the Company as Senior Vice President-Finance and Treasurer, replacing James L. White in the chief financial officer position. Departures from the Company's management team during this period include Richard A. LeVasseur, who resigned his positions as a Director and Senior Vice President of the Company effective April 1, 1995, and Edward M. Fasulo, who resigned his positions as Senior Vice President and Director of Elsinore and as an officer and director of certain Guarantors effective July 1, 1995. The Company currently does not intend to replace the director positions previously held by Messrs. LeVasseur and Fasulo.

     The success of the Company depends, in part, on the continued availability of its executive officers and other key employees. With the exception of two Vice Presidents, the Company does not have employment, confidentiality, or non-competition agreements with any of these officers or employees. In addition, the Company does not carry key man life insurance coverage on any of its executive officers. The unavailability of certain of these people, or the Company's inability to attract and retain other key employees, could severely affect the Company's ability to maintain its gaming license or otherwise carry on its business. There is no assurance that these officers or employees will remain with the Company or that the Company will attract and retain other key employees.

VOLATILITY OF SECURITIES PRICES

     The market prices of securities of companies with operating results that are highly dependent on specific developments, such as the opening of new projects, are often highly volatile. In addition, securities prices, and especially those of smaller public companies, have historically fluctuated significantly as a result of market developments and investor perceptions that are unrelated to the operation and largely beyond the control of a particular company or industry. Announcements concerning legislation approving or limiting gaming activities, other governmental actions, periodic announcements by the Company or its competitors and fluctuations in the Company's results of operations and market conditions generally may have a significant effect on the market price of the securities offered hereby.

                          SELLING STOCKHOLDERS

     The Selling Stockholders consist of Putnam Diversified Income Trust, which owns 84,033 Shares, Putnam High Income Convertible and Bond Fund, which owns 6,303 Shares, Putnam Master Intermediate Income Trust, which owns 16,807 Shares, Putnam Managed High Yield Trust, which owns 10,504 Shares and Putnam Capital Manager Trust-Putnam Diversified Income Fund, which owns 8,403 Shares.

     The shares acquired by each of the Selling Stockholders were obtained by them pursuant to the Purchase Agreement and are being registered hereunder pursuant to the provisions of that agreement and the Rights Agreement.

                              Positions, Offices or                                      Percentage of
                                  Other Material           Number of                    Common Stock to
                                Relationships with       Shares as of      Shares       Be Owned Upon
                                the Company During       December 14,    Registered       Completion
    Name of Stockholder          the Last 3 Years            1994          Hereby        of Offering*
- ----------------------------   ---------------------     -------------   -----------    -----------------
Putnam Diversified                     None                   84,033        84,033                  0%
Income Trust

Putnam High Income                     None                    6,303         6,303                  0%
Convertible and Bond
Fund

Putnam Master                          None                   16,807        16,807                  0%
Intermediate Income
Trust

Putnam Managed High                    None                   10,504        10,504                  0%
Yield Trust

Putnam Capital Manager                 None                    8,403         8,403                  0%
Trust-Putnam Diversified
Income Fund

- --------------
*  Assumes all Common Stock registered hereby is offered and sold.

     The address for each of the Selling Stockholders is: One Post Office Square, Boston, Massachusetts 02109.

                             PLAN OF DISTRIBUTION

     The Shares may be offered by the Selling Stockholders from time to time in American Stock Exchange transactions, in negotiated transactions, or a combination of such methods of sale, at fixed prices which may be changed, at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices. The Selling Stockholders may effect such transactions by selling the Shares to or through broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Stockholders and/or the purchasers of the Shares for whom such broker-dealers may act as agents or to whom they sell as principals, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions). To the extent required, the specific number of Shares to be sold, the terms of the offering including the name or names of any such agent or dealer, the purchase price paid by any such agent or dealer for the Shares and any applicable commission or discount with respect to any particular offer will be set forth in an accompanying Prospectus Supplement.

The Selling Stockholders and any broker-dealers or agents that participate with the Selling Stockholders in the distribution of the Shares may be determined to be "underwriters" within the meaning of Section 2(11) of the Securities Act, and any commissions received by them and any profit on the resale of the Shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

                                 LEGAL MATTERS

     Certain matters with respect to the legality of the securities offered hereby will be passed upon for the Company by Pillsbury Madison & Sutro.

                                    EXPERTS

     The financial statements and schedules of the Company as of December 31, 1994 and 1993, and for each of the years in the three-year period ended December 31, 1994, incorporated by reference herein and elsewhere in the registration statement, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accounts, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 20.  LIABILITY AND INDEMNIFICATION OF OFFICERS AND DIRECTORS

     Under Sections 78.751 and 78.752 of the Nevada Revised Statutes, the Company has broad powers to indemnify and insure its directors and officers against liabilities they may incur in their capacities as such.

     The Amended and Restated Articles of Incorporation of Elsinore and the Articles of Incorporation of certain of the Guarantors eliminate the personal liability of their respective directors of officers to the fullest extent permitted by the Nevada Revised Statutes. Each director or officer will, however, continue to be liable for acts or omissions which involve intentional misconduct, fraud or a knowing violation of the law or, in the case of directors, the payment of dividends in violation of Nevada law.

     The Amended and Restated Bylaws of Elsinore provide that Elsinore shall indemnify a current or former director or officer and may indemnify a current or former director of officer of a subsidiary of the Company for judgments, fines and amounts paid in settlement actually and reasonably incurred by such director of officer to the extent and in the manner set forth by applicable law. The Bylaws of certain of the Guarantors contain similar indemnification provisions.

     Elsinore has entered into an indemnification agreement (each, an "Indemnification Agreement") with each of its executive officers and directors. Each of the Indemnification Agreements provides for, among other things: (i) indemnification to the fullest extent permitted by law against any and all expenses, judgments, fines, penalties and amounts paid in settlement of any claim against an indemnified party unless it is determined, as provided in the Indemnification Agreement, that indemnification is not permitted under law; and (ii) prompt advancement of expenses in connection with his or her defense against any claim.

     The Company currently does not carry directors and officers liability insurance covering actions taken by its directors and officers in their capacity as such.

     The indemnification and insurance provisions discussed above may be sufficiently broad to permit indemnification of the company's officers and directors for liabilities arising under the Securities Act. The Company has been advised that the Securities and Exchange Commission is of the opinion that indemnification for liabilities under the Securities Act is against public policy.


ITEM 21.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

         (a) Exhibits

4.1* Note and Stock Purchase Agreement, dated October 11, 1994, by and among the Company, the Guarantors named therein and the Purchasers named therein. [10.1] (1)

4.2* Common Stock Registration Rights Agreement, dated as of October 14, 1994, by and among the Company, the Guarantors named therein and the Purchasers named therein. [10.6] (1)

4.3* Amendment No. 1 to Note and Stock Purchase Agreement, dated December 14, 1994, by and among the Company, the Guarantors named therein and the Purchasers named therein. [10.57] (2)

4.4* Amendment No. 2 to Note and Stock Purchase Agreement, dated June 30, 1995, by and among the Company, the Guarantors named therein and the Purchasers named therein. [1] (3)

5.1**    Opinion of Pillsbury Madison & Sutro.

12.1**   Computation of Ratio of Earnings to Fixed Charges of the Company.

23.1     Consent of Pillsbury Madison & Sutro (included in Exhibit 5.1).

23.2**   Consent of KPMG Peat Marwick LLP.

24.1     Power of Attorney (see page II-4).

* Previously filed with the Securities and Exchange Commission as exhibits to the documents shown below under the Exhibit Number indicated in brackets and incorporated herein by reference and made a part of hereof.

         (1) Current Report on Form 8-K dated October 21, 1994
         (2) Amendment No. 2 to Registration Statement on Form S-2 filed December 23, 1994
         (3) Current Report on Form 8-K filed July 10, 1995

**  To be filed by amendment.

     (b) FINANCIAL STATEMENT SCHEDULES.

     Incorporated by reference from Annual Report on Form 10-K for the year ended December 31, 1994, and the Quarterly Report on Form 10-Q for the quarter ended March 31, 1995.

ITEM 22.  UNDERTAKINGS

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

        The undersigned Company hereby undertakes:

            (1) To file during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

                 (a) To include any prospectus required by Section 10(a)(3) of the Act;

                 (b) To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement; and

                 (c) To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement; provided, however, that paragraphs (a) and (b) do not apply if the information required to be included in a post-effective amendment by the paragraphs is contained in periodic reports filed by the Registrant pursuant to
               Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") that are incorporated by reference in this Registration Statement.

            (2) That, for the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

            (3) To remove from registration by means of a post-offering amendment any of the securities being registered which remain unsold at the termination of the offering.

            (4) For purposes of determining any liability under the Act, each filing of the Registrant's annual report pursuant to Section 13(a) or
        Section 15(d) of the Exchange Act which is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Las Vegas, State of California, on the 28th day of July, 1995.

                                  ELSINORE CORPORATION



                                  By   /s/ THOMAS E. MARTIN
                                       ---------------------------------------
                                                Thomas E. Martin
                                  President, Chief Executive Officer (Principal
                                          Executive Officer) and Director

                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Frank L. Burrell, Jr. and Thomas E. Martin and each of them, his true and lawful attorneys-in-fact and agents, each with full power of substitution and re-substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments, including post-effective amendments, to this Registration Statement, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each of said attorneys-in-fact and agents or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.


            Name                        Title                                     Date
            ----                        -----                                     ----
 /s/ FRANK L. BURRELL, JR.        Chairman of the Board                       July 28, 1995
- -----------------------------
     Frank L. Burrell, Jr.

 /s/ HOWARD R. CARLSON            Director                                    July 28, 1995
- -----------------------------
     Howard R. Carlson

 /s/ JULIAN H. LEVI               Director                                    July 28, 1995
- -----------------------------
     Julian H. Levi


            Name                        Title                                    Date
            ----                        -----                                    ----
/s/ ROBERT A. MCKERROLL           Director                                    July 28, 1995
- -----------------------------
    Robert A. McKerroll

 /s/ GARY S. ACORD                Senior Vice President-Finance and           July 28, 1995
- -----------------------------     Treasurer (Principal Financial Officer
     Gary S. Acord                and Principal Accounting Officer)


                               INDEX TO EXHIBITS

Exhibit                                                                          Page
Number                Description                                               Number
- ------                -----------                                               ------
5.1     Opinion of Pillsbury Madison & Sutro*

12.1    Computation of Ratio of Earnings to Fixed Charges of the Company.*

23.1    Consent of Pillsbury Madison & Sutro (included in Exhibit 5.1)

23.2    Consent of KPMG Peat Marwick LLP*


- -------------------
* To be filed by Amendment.